NEUBERGER BERMAN
ADVISERS MANAGEMENT TRUST
MANAGEMENT AGREEMENT
SCHEDULE A

Portfolios
U.S. Equity Index PutWrite Strategy Portfolio

Date: May 1, 2017

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Advisers Management Trust Management Agreement shall be calculated in accordance with the following schedules:

U.S. Equity Index PutWrite Strategy Portfolio

0.45% on average daily net assets

DATED: May 1, 2017